December 18, 2018

David Rockvam
Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204-2960

       Re: Zix Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 7, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 7, 2018
           Form 8-K Furnished on October 23, 2018
           File No. 000-17995

Dear Mr. Rockvam:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Recent Accounting Standards and Pronouncements
Revenue Recognition , page 7

1. Your disclosure on page 22 of your Form 10-K for the fiscal year ended December 31,
      2017 indicates that your arrangements include software at the customer's site, ongoing customer support and access to the hosted Zix encryption network. However, your disclosures under ASC 606 do not refer to these goods or services. Please help us better understand the nature of the goods and services transferred in your arrangements. Tell us which you have combined with others for the purposes of determining your performance
 David Rockvam
Zix Corporation
December 18, 2018
Page 2
         obligations and which you have treated as a separate performance obligation. Refer to
         ASC 606-10-25-21 and ASC 606-10-50-12 (c).
2. Please tell us if you continue to offer separate hosted email encryption solutions as disclosed on page 22 of your Form 10-K. If so, please revise to disclose your revenue recognition policy for these offerings.
3. Please tell us, and revise to clarify, whether sales commissions paid upon contract renewals are commensurate with the initial commissions and disclose how commissions paid for renewals are considered in the 8 year period for the initial commission. You also disclose that renewals are amortized over 18 months. Please tell us whether this exceeds the term of the respective customer contract and if so, explain how your policy complies with ASC 340-40-35-1. Lastly, please tell us how you determined the 4 year amortization period for add-ons. Refer to ASC 340-40-50-2(b).
Form 8-K Furnished on October 23, 2018

Exhibit 99.1, page 13

4. We note that you adjust the income tax provision to reflect the expected cash taxes to be paid in your calculation of Non-GAAP adjusted net income. Your income tax adjustment is inconsistent with Question 102.11 of the updated Non-GAAP Compliance and
         Disclosure Interpretations issued on May 17, 2016. Please revise the tax adjustment in future filings to reflect the current and deferred tax expense commensurate with the non-
         GAAP measure of profitability.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Christine Dietz,
Assistant Chief Accountant, at (202) 551-3408 with any questions.



                                                              Sincerely,
FirstName LastNameDavid Rockvam
                                                              Division of
Corporation Finance
Comapany NameZix Corporation
                                                              Office of
Information Technologies
December 18, 2018 Page 2                                      and Services
FirstName LastName